Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS FOR THE PERIOD ENDED JUNE 30, 2023

The following discussion and analysis of financial condition and results of operations (“MD&A”) is dated October 3, 2023 and provides information which the management of Perfect Corp. believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Perfect Corp. for the six months ended June 30, 2023 and 2022. This MD&A should be read together with Perfect Corp.’s condensed consolidated interim financial statements and related notes for the six months ended June 30, 2023, which are attached as Exhibit 99.1 to our Form 6-K furnished to the SEC on October 3, 2023 (the “Interim Financial Statements” or "our Interim Financial Statements"), and Perfect Corp.’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2022, which are included in our annual report on Form 20-F for the year ended December 31, 2022 (the "Annual Report"). In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth under the section entitled “Key Factors Affecting Our Results of Operations”. Unless the context otherwise requires all references in this section to “Perfect,” the “Company,” “we,” “us” and “our” refer to Perfect Corp. and its consolidated subsidiaries.

Perfect’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Perfect’s consolidated financial statements, see the section entitled "Basis of Presentation."

Certain figures included in this discussion and analysis, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of the rounded figures but on the basis of the amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Perfect’s consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

Company Overview

Founded in 2015, we are the leading SaaS technology company offering AR- and AI-powered solutions dedicated to the beauty and fashion industry. Our platform revolutionizes the way brands (as defined in our Annual Report) and consumers interact with each other and opens up new possibilities for connections that were previously unimaginable. With our cutting-edge, hyper-realistic virtual try-on solutions, we are transforming the traditional online and in-store shopping journey by creating instant, seamless and engaging omni-channel shopping experiences. In addition, we provide a versatile AI skincare turnkey solution that is both comprehensive and user-friendly, making it suitable for a wide array of applications. We also offer several consumer mobile apps under the “YouCam” brand which operate on a subscription-based model. These mobile beauty apps supplement and support innovation development of our core SaaS business.

As of June 30, 2023, our total enterprise customer base included over 600 brand clients, including global industry leaders such as Estée Lauder Group, LVMH, COTY and Shiseido, with over 655,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, watches, eyewear, and jewelry products, and over 10 billion virtual product try-ons annually. We had 163 Key Customers1 as of June 30, 2023, compared with 152 Key Customers as of December 31, 2022. In addition, we had over 770,000 active subscribers of our mobile beauty apps as of June 30, 2023, compared with over 604,000 as of December 31, 2022.

We have achieved significant scale and growth since our inception in 2015. Our total revenue increased from $23.4 million for the six months ended June 30, 2022 to $24.8 million for the six months ended June 30, 2023. Our momentum of acquiring new brands continues to be strong, growing from 509 as of December 31, 2022 to 601 as of June 30, 2023. As we grow and continue to expand our product offerings, we expect to significantly increase our penetration beyond beauty and into other fashion areas as well. Moreover, our ability to draw in and retain mobile users, as well as convert them into active subscribers, has improved significantly. This is attributed to our continuous introduction of supplementary premium features within our apps, the launch of new mobile applications, and the enhancement of marketing campaigns to expand our brand's reach. Our net income decreased from $27.0 million for the six months ended June 30, 2022 to $0.5 million for the six months ended June 30, 2023, mainly due to an adjustment of $28.4 million in non-cash valuation gain on financial liabilities at fair value through profit or loss with respect to our convertible preferred shares in the first half of 2022.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following factors:

Overall adoption rate of AR- and AI-technology in beauty and fashion industries

Our results of operations are affected by the overall growth and adoption of AR- and AI-technology in the beauty and fashion industries, which in turn, is affected by customer demand on these technologies and the speed of digital transformation of brands. Changes in any of these general industry conditions and our ability to adapt to such changes could affect our business and results of operation.

Despite the rapid pace of digital transformation in recent years, the estimated adoption of AR- and AI- amongst beauty brands remains low. We see significant opportunities to continue to drive the digitization and proliferation of AR- and AI-solutions in the beauty and fashion industries. We believe that with our unique tech capabilities and extensive collection of training data sets from over 10 billion real-life yearly try-ons, we can continue to solidify our product leadership in the beauty AR- and AI-SaaS industry and drive further adoption by beauty and fashion brands.

Our ability to monetize our services

We offer diverse solutions, such as virtual try-ons for makeup, nail art, hairstyles, beard dye, and fashion accessories including watches, bracelets, rings and eyewear, advanced skin diagnostic technology, a foundation shade finder, and an interactive platform. We also offer omni-channel, cross-platform solutions which can be implemented across multiple platforms, including brand-owned channels such as brands’ official mobile apps, official websites, in-store kiosks, as well as leading third-party platforms, including Alphabet (Google and YouTube), Meta (Instagram), Snap and Alibaba (Taobao and Tmall). In addition, our mobile applications utilize AI to provide a diverse array of premium features. These features are designed to empower users to craft stunning photos and videos, which could enhance their creative output for use in social networking and entertainment contexts.

1Key Customers refers to the Company's brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

For details of our products and services, see “Business — Our Business” of the Annual Report. For details of revenue recognition of our products and services, see “— Components of Results of Operations — Revenue” of this MD&A section and Note 4 “Summary of Significant Accounting Policies” to our Interim Financial Statements. The following table sets forth a breakdown of our revenue for the periods indicated based on the types of customers:

	Six months ended June 30,
	2022		2023
		% of		% of
		total		total
	US$’000	revenue	US$’000	revenue
Revenue from brands	14,573	62.3%	12,503	50.4%
Revenue from Key Customers(1)	12,050	51.5%	11,912	48.0%
Revenue from non-Key Customer brands(2)	2,523	10.8%	591	2.4%
Revenue from mobile apps subscribers	7,811	33.4%	11,737	47.3%
Revenue from advertisement network service providers	981	4.2%	580	2.3%
Others	14	0.1%	12	0.0%
Total revenue	23,379	100%	24,832	100%

Notes:

(1)	Represents 82.7% and 95.3% of our revenue from brands for the six months ended June 30, 2022 and 2023, respectively.
(2)	Represents 17.3% and 4.7% of our revenue from brands for the six months ended June 30, 2022 and 2023, respectively.

Our ability to increase revenue from brand customers depends in part on retaining our existing brands and expanding their use of our services. In managing our business with brands, our management vigilantly assess the efficiency of our sales effort and retention rate of our Key Customers, which can provide reliable guidance for the growth of our business due to the following reasons: (i) revenue from Key Customers accounted for approximately 51.5% and 48.0% of our total revenue for the six months ended June 30, 2022 and 2023, respectively, and our primary strategic focus is to allocate more resources to grow our brand customer base; and (ii) revenue from all brands represented 62.3% and 50.4% of our total revenue for the six months ended June 30, 2022 and 2023, respectively, and Key Customers constitute the core of our brand customers since revenue from Key Customers accounted for 82.7% and 95.3% of the revenue from all brands for the respective period.

As we deepen long-term relationships with existing brands, we aim to increase the average recurring fees per brand through a combination of cross-selling across sister brands, geographies and verticals of beauty and fashion groups, and upselling incremental SKUs, modules and functions to beauty and fashion brands. We believe the stickiness and scalability of our platform well positions us to capture this monetization opportunity.

On the other hand, our ability to increase mobile subscription revenue depends in part on our ability to retain current paying subscribers and transform existing users into paying subscribers. Since 2022, our mobile app business has experienced significant growth due to the adoption of a multifaceted approach. Firstly, we continuously introduced premium features, enticing and retaining users. Secondly, we bolstered our cross-promotion efforts among our suite of mobile apps and executed strategic marketing campaigns such as search engine optimization (SEO) to bolster brand recognition. Thirdly, by introducing new apps, namely YouCam Video and YouCam Enhance, into the market, we expanded our avenues for monetization. Fourthly, we skillfully increased subscription prices while maintaining competitiveness. Lastly, our subscriber base grew as more users opt in. These combined efforts fueled our mobile app business’s impressive growth. We also generated advertisement revenue from advertisement network service providers that display ads in our mobile apps.

We closely monitor our mobile apps subscription business through monthly active subscribers, and benchmark product ratings of, and functionalities offered by, our main mobile app competitors. We monitor our advertisement revenue via effective cost per thousand impressions. The following table sets forth our average MAUs and average monthly active subscribers of our mobile apps for the periods indicated:

	Six months ended June 30,
(in millions)	2022	2023
Average MAUs	18.7	14.4
Average monthly active subscribers(1)	0.46	0.70

Note:

(1)	Monthly active subscribers refer to paying users who subscribe to our mobile apps’ premium functions and maintain an active subscription at the end of the measured month.

Our current business strategy is to reinforce our market leadership in providing AR- and AI-SaaS solutions to brand customers and mobile apps users. We expect to allocate more resources to support their growth.

Our ability to expand into new verticals and grow our brand base

Our vision is to transform the world with digital tech innovations — through both global beauty groups and indie brands. We see significant growth opportunities amongst these smaller beauty brands. We intend to continue to work on providing a seamless and easy solution for these indie brands, as capturing this brand base is expected to be important to fuel the growth of our business.

Leveraging our deep industry and technology know-how and a wide existing customer network that we have built in the beauty AR- and AI-SaaS space, we also look to expand into synergistic categories and further expand our product portfolio outside of beauty to expand our brand base. We have made inroads into fashion (in areas such as jewelry, rings, watches, bracelet, earrings, eyewear and nail design), and are looking to expand into clothing (such as clothes, hats, scarves, and shoes), and beyond fashion (such as solutions for hair salons, dental and orthodontics services, plastic surgery, live-streaming and video conferencing). Some of these services have already been deployed, and we are in discussions with various brands in these areas as well.

We are in a unique position where our existing industry-leading solutions in facial aesthetics can be used in conjunction with these new categories. For example, with eyewear, we can provide a solution which enables consumers to try on eyewear with virtual makeup applied at the same time. This is something an eyewear AR- and AI-vendor cannot easily do given the complexity of AR- and AI-makeup. Ultimately, our goal is to grow product offerings to drive ubiquity and offer a full suite of products beyond beauty.

Our ability to manage and improve operating efficiency

Our results of operations depend on our ability to manage our costs and expenses. Going forward, our increasing scale of business and advancement in technology may lead to lower marginal operating costs and expenses. We expect our customer acquisition efforts to benefit from our strong brand recognition and word- of-mouth referrals as we expand our customer base.

Our continued investment in technology also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. In addition, we believe that we will continue to benefit from economies of scale as we continue to actively manage the level of our general and administrative expenses. Certain large expenses, such as the professional advisors’ fees in connection with our ongoing reporting obligations as a public company, however, will negatively affect our profitability in the next few years.

Our people and technology

We focus on investing in our people and technology, which are crucial for us to create innovative products and services that cater to what the consumers want, and to further grow our customer base. The success of our broad range of AR- and AI-powered business and consumer solutions is reliant on technology, which offers top-notch accuracy, scalability and performance.

Basis of Presentation

Our Interim Financial Statements have been prepared in accordance with IFRS. All intercompany accounts and transactions have been eliminated on consolidation. For the purposes of presenting the Interim Financial Statements, our assets and liabilities and our foreign operations (including subsidiaries in other countries that use currencies which are different from our functional currency) are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Components of Results of Operations

Revenue

Our revenue sources include four major components: AR/AI cloud solutions and subscription, licensing, advertisement and others. The first and second components constitute our core SaaS solutions.

(1)	AR/AI cloud solutions and subscription

For AR/AI cloud solutions and subscription, we provide online cloud-based services to our customers, primarily including virtual try-on solutions provided to our brand customers and app premium subscription provided to individual customers.

Our typical contract terms with brand customers range from three months to multiple years, among which one-year term is the most common. Our contract terms are decided based on the following considerations: (1) functionality of the subscribed modules (e.g. makeup, skincare, hair, nail, etc.); (2) length of the service; (3) geographical coverage, such as the number of countries/regions to deploy the modules or the number of website domains to integrate our modules; (4) maximum numbers of product SKUs that a brand can utilize at the same time; and (5) additional manpower hours used for conducting the customization, if any.

Furthermore, depending on the nature of the services provided, the charges of brand customers could be further divided to one-time fees, recurring fees, or the combination of both. One-time fees are made up of service setup fee, customization fee, and console base fee, which allows brands to create a brand console account on our platform so that they can upload and manage SKUs. Recurring fees are related to granting customers the access to the modules over the contract period. These fees are recurring as the service is time-limited and scope-limited, and subject to renewal upon the expiration of the service term. For brand customers, AR/AI cloud solutions are the major revenue contributor.

In terms of the premium value-added functions in our mobile apps to which individual customers subscribe through Apple App Store and Google Play, we currently offer monthly and yearly subscription plans. The price of such premium functions service varies by country. We recognize revenue from such service based on the fulfilled contract obligation period each month.

(2)	Licensing

We collect licensing fees from (1) licensing self-developed technologies, which include offline SDK and AR/AI offline solutions to brand customers and (2) licensing mobile apps designed and created based on customers’ specifications that do not require continuous support from our backend cloud computing infrastructure. For these licensing arrangements, the deliverables are handed over to customers and operated by customers on their own infrastructure without additional services from the Company.

Furthermore, depending on the nature of the license provided, some brand customers need to renew the licensing agreements, as the right to use our intellectual property are only granted to them for a specific period. The renewal of these licensing agreements generate recurring revenue.

(3)	Advertisement

Advertisement revenue is generated from the advertisements displayed by advertisement network service providers in our apps. The consideration of such service is determined based on the frequency of click or impression of the advertisement, which should be treated as a variable consideration. The typical contract term is for one month. The numbers of advertisements are delivered and the associated fees are tracked on a daily basis, and we recognize revenue on a monthly basis based on the daily collected information.

(4)	Others

Other revenue includes miscellaneous revenue streams such as hardware sales that do not fall under the aforementioned revenue types. Those revenue streams are immaterial to us.

For further details on our revenue recognition, see Note 4 “Summary of Significant Accounting Policies” to our Interim Financial Statements.

Cost of Sales and Services

Our cost of sales and services consists primarily of kiosk hardware cost, certain R&D personnel- related expenses allocated to cost of sales and services which are directly related to revenue and services activities, warranty provision as well as third-party payment processing fees for distribution partners such as Google and Apple. We expect that our cost of sales will increase on an absolute dollar basis in tandem with the growth of our businesses for the foreseeable future as we continue to invest and broaden our offerings and scale up our operations.

Sales and Marketing Expenses

Our sales and marketing expenses consists of personnel-related expenses for salaries, employee benefits, and stock-based compensation for employees engaged in sales and marketing, advertising and promotional fees, cloud-hosting fees as well as allocated facilities and information technology costs. We plan to continue to invest in sales and marketing to grow our customer base and increase our brand awareness. As such, we expect sales and marketing expenses to increase in absolute dollars. We also expect our sales and marketing expenses as a percentage of revenue to fluctuate period-over-period in the near term as we invest to accelerate market adoption of our technologies, and to decrease over the long term as we benefit from greater scale.

General and Administrative Expenses

Our general and administrative expenses primarily consist of personnel-related expenses for employees involved in general corporate functions, including administration, legal, human resources, accounting and finance. Personnel-related expenses primarily include salaries, benefits, and share-based compensation. In addition, general and administrative expenses also include allocated facilities costs, such as rent, depreciation expenses, professional services fees and other general corporate expenses.

Furthermore, we have incurred and expect to further incur expenses as a result of becoming a public company since October 2022, including costs for complying with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute dollars as we scale up our operations.

Research and Development Expenses

Our research and development expenses primarily consist of salaries and benefits, including share- based compensation, for our technology and product development personnel, and depreciation and other associated corporate costs.

We expect our research and development expenses to increase in the future as we expand our team of technology and product development professionals and continue to invest in technology infrastructure and innovative AR- and AI-solutions to enhance and broaden our product offering.

Interest Income

Our interest income primarily consists of interest earned on bank deposits and financial assets at amortized costs.

Other Income

Our other income primarily consists of subsidies from local government and VAT adjustments. We do not expect material subsidies from local government in the foreseeable future.

Other Gains and Losses

Our other gains and losses primarily consist of losses on financial liabilities at fair value through profit or loss (“FVTPL”) and foreign exchange gains and losses. The FVTPL is mainly associated with our convertible redeemable preferred shares and warrants. FVTPL is a non-cash and extraordinary item in which valuation gains and losses of the convertible redeemable preferred shares ceased to recur after our listing on the NYSE since October 31, 2022, as the convertible redeemable preferred shares issued by us have been converted into Ordinary Shares upon such listing.

Finance Costs

Our finance costs consist primarily of interest expenses on our lease liabilities.

Income Tax Expense

Our income tax expense primarily consists of current income tax expenses. As a global company, we are subject to income taxes in the jurisdictions where we do business. These foreign jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets and liabilities as well as changes in tax laws. Currently, the applicable tax rate in our headquarters in Taiwan is 20% while the tax rate for unappropriated earnings is 5%.

Results of Operations

Our results of operations for the six months ended June 30, 2022 and 2023 are presented below:

	Six months ended June 30,
($ in thousands)	2022	2023
Revenue	$23,379	$24,832
Cost of sales and services	(3,282)	(5,024)
Gross profit	20,097	19,808
Operating expenses
Sales and marketing expenses	(12,087)	(12,585)
General and administrative expenses	(4,700)	(5,427)
Research and development expenses	(5,358)	(5,396)
Total operating expenses	(22,145)	(23,408)
Operating loss	(2,048)	(3,600)
Non-operating income and expenses
Interest income	178	4,609
Other income	11	7
Other gains and losses	28,977	(459)
Finance costs	(5)	(5)
Total non-operating income and expenses	29,161	4,152
Income before income tax	27,113	552
Income tax expense	(161)	(63)
Net income	$26,952	$489

Comparison of Six Months Ended June 30, 2022 to Six Months Ended June 30, 2023

Revenue

Total revenue increased by $1.5 million, or 6.2%, from $23.4 million for the six months ended June 30, 2022 to $24.8 million for the six months ended June 30, 2023. The increase was primarily attributable to an increase by 17.5% of our revenue of AR/AI cloud solutions and subscription from $18.2 million for the six months ended June 30, 2022 to $21.4 million for the same period in 2023, which was primarily driven by solid demand for our online virtual product try-on solutions from brand customers and robust growth in our mobile beauty app subscriptions. However, such increase was offset by (i) the decrease by 30.2% of our licensing revenue, which is primarily associated with legacy offline services offering, from $4.1 million for the six months ended June 30, 2022 to $2.9 million for the same period in 2023, which was due to brand customers’ elevated interests in online services instead of in-store offline solutions; and (ii) the decrease of our advertisement revenue from $1.0 million for the six months ended June 30, 2022 to $0.6 million for the same period in 2023 as a result of our strategy of allocating less resources to advertisement services.

With respect to geographical contribution, revenue from the United States has increased by 0.4% from $11.2 million for the six months ended June 30, 2022 to $11.3 million for the same period in 2023, revenue from Japan has decreased by 17.1% from $2.7 million for the six months ended June 30, 2022 to $2.2 million for the same period in 2023, and revenue from France has increased by 3.2% from $1.9 million for the six months ended June 30, 2022 to $2.0 million for the same period in 2023. Revenue outside of these three major countries have grown by 23.8% from $7.6 million for the six months ended June 30, 2022 to $9.4 million for the same period in 2023.

Cost of Sales and Services

Cost of sales and services increased by $1.7 million, or 53.1%, from $3.3 million for the six months ended June 30, 2022 to $5.0 million for the six months ended June 30, 2023. The increase was primarily due to the increase in third-party platform payment processing fees paid to distribution partners such as Google PlayStore and Apple AppStore resulting from the increase in our mobile app subscription revenue.

Sales and Marketing Expenses

Sales and marketing expenses increased by $0.5 million, or 4.1%, from $12.1 million for the six months ended June 30, 2022 to $12.6 million for the six months ended June 30, 2023. The increase was primarily due to an increase in advertising and promotion fees.

General and Administrative Expenses

General and administrative expenses increased by $0.7 million, or 15.5%, from $4.7 million for the six months ended June 30, 2022 to $5.4 million for the six months ended June 30, 2023. The increase was primarily due to an increase in fees relating to the compliance and operation of a public company.

Research and Development Expenses

Research and development expenses generally remained at $5.4 million for both the six months ended June 30, 2022 and 2023.

Interest Income

Interest income increased significantly by $4.4 million, or 2489.3%, from $0.2 million for the six months ended June 30, 2022 to $4.6 million for the six months ended June 30, 2023. The increase was primarily driven by our increased cash generated from net proceeds in connection with our business combination with Provident Acquisition Corp. (“Provident”).

Other Gains and Losses

Other gains and losses decreased by $29.4 million for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. The significant change was primarily due to (i) a change adjustment of $28.4 million in non-cash valuation gain on financial liabilities at fair value through profit or loss with respect to our convertible preferred shares in the first half year of 2022, and (ii)foreign exchange losses of $1.0 million.

Net Income

As a result of the foregoing, our net income for the six months ended June 30, 2023 was $0.5 million, compared to $27.0 million for the six months ended June 30, 2022.

Adjusted Net Income (Non-IFRS)

Our adjusted net income was $2.4 million for the six months ended June 30, 2023, compared to adjusted net income of $1.8 million in the same period of 2022. See “— Use of Non-IFRS Financial Measures” below for more information.

Use of Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use certain non-IFRS financial measures, including adjusted net income, to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Adjusted net income is defined as net income excluding one-off transaction costs (e.g., costs related to the de-SPAC transaction), non-cash equity-based compensation, non-cash valuation (gain)/loss of financial liabilities, and foreign exchange (gain)/loss. The majority of these adjustments relates to items in zero tax jurisdictions. With respect to non-zero tax jurisdictions, any related deferred tax assets do not qualify for recognition because of the cumulative losses. Hence, none of the adjusted net income for the six months ended June 30, 2022 and 2023 was subject to income tax effects. For a reconciliation of adjusted net income to net income, please see the following reconciliation table.

	Six months ended June 30
($ in thousands)	2022	2023
Net Income	$26,952	$489
One-off Transaction Costs	2,825	33
Non-Cash Equity-Based Compensation	1,006	1,441
Non-Cash Valuation (Gain)/Loss of Financial Liabilities	(28,374)	244
Foreign Exchange (Gain)/Loss	(603)	215
Adjusted Net Income	$1,806	$2,422

Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are non-cash expenses or not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

Liquidity and Capital Resources

Historically, we have generated negative cash flows from operations and have financed our operations mainly through equity contributions from our shareholders and payments received from our customers. As of June 30, 2023, we had cash and cash equivalents of $37.2 million, which consisted of petty cash, checking accounts, demand deposits and three-month or less time deposits. In addition, we have six-month and longer time deposits of $160.8 million classified as current financial assets at amortized cost according to IFRS as of the same date. Our net income decreased from $27.0 million for the six months ended June 30, 2022 to $0.5 million for the six months ended June 30, 2023, mainly due to an adjustment of $28.4 million in non-cash valuation gain on financial liabilities at fair value through profit or loss with respect to our convertible preferred shares in the first half year of 2022.

Our cash requirements for the six months ended June 30, 2023 and any subsequent interim period primarily include our capital expenditure, lease obligations, contractual obligations and other commitments. Our capital expenditures are primarily related to office renovation, purchase of certain servers in our ordinary course of business, and ERP system upgrade, which has been immaterial from a dollar amount perspective. From January 1, 2023 through June 30, 2023, we incurred capital expenditure of less than $250,000. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our contractual obligations primarily consist of minimum commitments for marketing activities. From a dollar amount perspective, both lease obligations and contractual obligations have been immaterial. In addition, we will consume cash for additional expenses as a public company for, among other things, D&O liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We expect these items to be the primary part of our short-term cash requirements, and we currently do not expect any material capital expenditures in the foreseeable future. Furthermore, as part of our growth strategy, we have plans to further invest in R&D, develop new AR- and AI-solutions, broaden our customer basis in the beauty industry, and expand into synergistic categories like fashion solutions. These new developments and expansions may generate long-term cash requirements. We intend to fund our future material cash requirements with net proceeds in connection with our business combination with Provident, equity contributions from our shareholders and payments received from our customers. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

On October 28, 2022, we completed the Business Combination (as defined in our Annual Report). In connection with the Business Combination, holders of 21,651,203 Provident Class A Ordinary Shares (as defined in our Annual Report), or 94.14% of the shares with redemption rights, exercised their right to redeem their shares for cash. Given a significant number of Provident shareholders elected to redeem their shares prior to the consummation of the Business Combination, our gross proceeds from the Business Combination accordingly reduced compared to a no redemption scenario. Nevertheless, we raised $105 million from PIPE Investors and FPA Investors, which, together with the proceeds from non-redeeming Provident shareholders, amounted to $119 million in gross proceeds, and added $113 million in net proceeds to our balance sheet.

We believe that our cash and cash equivalents, including the cash we obtained from the Business Combination, and our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this MD&A and sufficient to fund our operations. As of the date of this MD&A, there has been no material change to our liquidity position since the closing of the Business Combination. To the extent that our current resources are insufficient to satisfy our cash requirements in the future, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.

We would receive the proceeds from any exercise of any outstanding Warrants that are exercised for cash pursuant to their terms. Assuming the exercise for cash of all of the 20,849,975 Warrants, consisting of 11,499,975 Perfect Public Warrants, 6,600,000 Perfect Private Placement Warrants and 2,750,000 Perfect Forward Purchase Warrants, we would receive an aggregate of approximately $239.8 million, but would not receive any proceeds from the resale of Class A Ordinary Shares issuable upon such exercise We will have broad discretion over the use of proceeds from the exercise of these Warrants. To the extent that any of these Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of these Warrants will decrease. Any proceeds from the exercise of the Warrants would increase our liquidity, but our ability to fund our operations is not dependent upon receipt of cash proceeds from the exercise of the Warrants.

There is no assurance that our Warrants will be in the money prior to their expiration or that the holders of the Warrants will elect to exercise any or all of such Warrants. The likelihood that Warrant holders will exercise their Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the issued and outstanding Warrants, will be dependent on the trading price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of our Warrants, which is $11.50 per share, we believe Warrant holders will be unlikely to exercise their Warrants. As the closing price of our Class A Ordinary Shares was $3.17 as of October 2, 2023, we believe that holders of the Warrants are currently unlikely to exercise their Warrants. Accordingly, we do not expect to rely on the cash exercise of Warrants to fund our operations.

On January 17, 2023, the SEC declared effective a registration statement on Form F-1, under which the selling securityholders identified therein or their permitted transferees may offer and sell, from time to time, up to 38,850,406 Class A Ordinary Shares, 9,350,000 Warrants and 9,350,000 Class A Ordinary Shares underlying such Warrants. Given the substantial number of Class A Ordinary Shares registered for potential resale by the selling securityholders, the sale of shares by the selling securityholders, or the perception in the market that the selling securityholders of a large number of shares intend to sell their shares, could increase the volatility of the market price of our Class A Ordinary Shares or result in a significant decline in the public trading price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, and any related volatility or decrease in market price of our Class A Ordinary Shares and Warrants, might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Cash Flows Summary

Presented below is a summary of our operating, investing, and financing cash flows:

	Six months ended June 30,
($ in thousands)	2022	2023
Cash flows from (used in) operating activities	$(1,006)	$6,449
Cash flows from (used in) investing activities	(183)	(131,003)
Cash flows from (used in) financing activities	5,337	(632)
Effects of exchange rates changes on cash and cash equivalents	(1,828)	(262)
Net increase (decrease) in cash and cash equivalents	$2,320	$(125,448)

Cash Flows Generated from (Used in) Operating Activities

Cash flows generated from or used in operating activities primarily relate to the collection of accounts receivables, payment of payables, net interest received, and income tax paid.

Net cash generated from operating activities was $6.4 million for the six months ended June 30, 2023, and net cash used in operating activities was $1.0 million for the six months ended June 30, 2022. The change was mainly due to more interests received driven by our increased cash generated from net proceeds in connection with our business combination with Provident.

Cash Flows Generated from (Used in) Investing Activities

Cash flows generated from or used in investing activities primarily relates to acquisition of financial assets, proceeds from disposal of financial assets, acquisition of property, plant and equipment, and acquisition of intangible assets.

Net cash used in investing activities was $131.0 million for the six months ended June 30, 2023 and net cash used in investing activities was $0.2 million for the six months ended June 30, 2022. The change was mainly due to the acquisition of six-month and longer time deposits.

Cash Flows Generated from (Used in) Financing Activities

Net cash used in financing activities was $0.6 million for the six months ended June 30, 2023, primarily consisting of $0.4 million in the payments to acquire treasury shares, and $0.2 million in the repayment of the principal portion of lease liabilities.

Net cash from financing activities was $5.3 million for the six months ended June 30, 2022, primarily consisting of cash proceeds of $5.6 million received from employees’ exercising of stock options, offset by $0.3 million in repayment of the principal portion of lease liabilities.

Material Contractual Obligations and Commitments

During the periods presented, we did not have any material contractual obligations and commitments other than the recent renewal of office lease entered into by and between Perfect Mobile Corp., a wholly-owned subsidiary of the Company, and CyberLink Corp. for two years starting from June 1, 2023.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Estimates

Our Interim Financial Statements have been prepared using the significant measurement bases. We believe that the following estimates are those most critical to the judgments used in the preparation of our financial statements.

Convertible Preferred Shares

We recognized the Company’s convertible preference shares under “financial liabilities designated as at fair value through profit or loss on initial recognition” due to their compound instrument feature. The fair value of convertible preference shares is determined considering our recent fund raising activities and technical development status, fair value assessment of other companies of the same type, market conditions and other economic indicators existing on balance sheet date. All historical convertible preferred shares were converted into Ordinary Shares upon the closing of the Business Combination.

Recent Accounting Pronouncements

For a discussion of our new or recently adopted accounting pronouncements, see Note 3 “Application of New Standards, Amendments and Interpretations” to our Interim Financial Statements.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company. As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

The Company will remain an emerging growth company under the JOBS Act until the earliest of:

(1)

the last day of the fiscal year (a) following the fifth anniversary of the date on which Class A Ordinary Shares were offered in connection with the Transactions (as defined in our Annual Report), (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; or

(2)	the date on which it has issued more than $1 billion in non-convertible debt during the prior three-year period.

Foreign Private Issuer Status

We are an exempted company limited by shares incorporated in 2015 under the laws of the Cayman Islands. We are a foreign private issuer within the meaning of the rules under the Exchange Act. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on June 30, 2024. Even after we no longer qualifies as an emerging growth company, for so long as we qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

We are a non-U.S. company with foreign private issuer status and are listed on the NYSE. NYSE rules permit a foreign private issuer such as us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NYSE corporate governance listing standards. Among other things, we are not required to have:

•	a majority of the Board consisting of independent directors;
•	a compensation committee;
•	a nominating committee; or
•	regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we are no longer qualified as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

If at any time we cease to be a foreign private issuer, we will take all action necessary to comply with the applicable rules of the SEC and the NYSE.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various risks in relation to financial instruments. The main types of risks are foreign currency risk and interest rate risk. While we may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, we do not have foreign-exchange hedging contracts in place with respect to all currencies in which we do business.

Foreign Currency Risk

We are exposed to foreign exchange risk on transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings that are denominated in a currency other than the respective functional currencies of our entities. Our sales are substantially denominated in U.S. dollars, but the functional currencies of our entities also include NT dollars, RMB and Japanese yen. Accordingly, changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statements of operations. A continued strengthening of the U.S. dollar would therefore reduce reported revenue and expenses from our international businesses included in our consolidated statements of operations.

Interest on external borrowings is denominated in the currency of the borrowing. Generally, our entities’ external borrowings are denominated in currencies that match the cash flows generated by the underlying operations, which is also the currency of the country in which the entity operates.

For the six months ended June 30, 2023, we had $0.2 million of other comprehensive loss generated from the exchange differences on translation of foreign operations, whereas for the same period in 2022, we had $1.0 million of other comprehensive loss generated from the same.

A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations.

Based on the above, we believe we are not exposed to significant currency transactional foreign currency risk. While we have not engaged in the hedging of our foreign currency transactions to date and do not enter into any hedging contracts for trading or speculative purposes, we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Interest Rates Risk

Given that we currently have no indebtedness, the risk arising from the fluctuation of interest rates should only be limited to interest income from interest-bearing assets such as cash and cash-equivalent assets that bear variable interest rates.

Credit Risk

Credit risk refers to the risk of financial loss to us arising from default by the customers or counterparties of financial instruments on the contract obligations. Our main credit risk was that counterparties could not repay in full the accounts receivable based on the agreed terms and the financial assets at amortized cost.

We actively monitor and manage our credit risk by performing credit checks and monitoring credit limits. With respect to banks and financial institutions, we only accept independently rated parties with a minimum rating of “A.” With respect to our customers, our local entities are responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by our Board.

Liquidity Risk

We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “believe,” “estimate,” “expect,” “forecast,” “may,” “will,” “should,” “seek,” “plan,” “scheduled,” “anticipate” or “intend” or similar expressions.

Such forward-looking statements, if any, with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. The risk factors and cautionary language discussed in this MD&A and the Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•

the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain our management and key employees;

•	changes in applicable laws or regulations, including those related to privacy and data protection;
•	our estimates of expenses and profitability;
•	our ability to innovate, develop and provide new products and services or upgrade our existing products and services in a timely and cost-effective manner;
•	our ability to retain and expand sales to existing brands or attract new brands;
•	our ability to compete effectively or maintain market leadership in the markets in which we currently operate or expand into;
•	our ability to meet the challenges presented by our increasingly globalized operations;
•	our ability to maintain and enhance our brand awareness;
•	our need to retain, attract or maintain high-quality personnel;
•	continued and increased consumer engagement with brands in our portfolio and our mobile apps;
•	our ability to enforce, protect and maintain intellectual property rights; and
•	the other matters described in the section entitled “Risk Factors” of the Annual Report.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those anticipated in these forward-looking statements. There may be additional risks currently considered to be immaterial or which are unknown. It is not possible to predict or identify all such risks.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of additional significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.